VIA EDGAR CORRESPONDENCE

July 20, 2018

Division of Corporation Finance

Office of Telecommunications

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Digitaltown, Inc.
Registration Statement on Form S-1 Filed June 5, 2018 File No. 333-225432

To Whom it May Concern:

This letter is in response to your oral comments dated July 16, 2018, with regard to the Form S-1/A filing of DigitalTown, Inc., a Minnesota corporation (“DGTW” or the "Company") filed on July 6, 2018. Responses to each comment are below.

Financial Statements

1.	Updated financial statements have been included.

Outstanding Warrants

2.	The expiration date for the outstanding warrants for Robert Monster has been updated.

Signatures

3.	The signature section has been revised.

Thank you in advance for your courtesies.

Sincerely,

/s/ Rob Monster

Rob Monster, CEO